CAPSTEAD MORTGAGE CORPORATION
8401 North Central Expressway, Suite 800
Dallas, Texas 75225

February 10, 2009

VIA FACSILIME (202) 772-9209
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Jerard Gibson

        Re: *Capstead Mortgage Corporation*
                Registration Statement No. 333- 156073

Dear Mr. Gibson:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Capstead Mortgage Corporation hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 9:00 a.m. (Washington, DC time) on February 12, 2009, or as soon thereafter as practicable.

        The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any questions regarding this request, please contact my counsel, David Barbour, Andrews Kurth LLP at (214) 659-4444.

                                Sincerely,

                                CAPSTEAD MORTGAGE CORPORATION

                                By: _____
                                    Phillip A. Reinsch
                                    Executive Vice President and Chief
                                    Financial Officer